Andrew Abramowitz

212-972-8882

E-mail: aa@aalegalnyc.com

November 8, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

-and-

Ms. Rose Zukin

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iBio, Inc. – Preliminary Proxy Statement (PRE 14A)
filed October 28, 2010 (No. 000-51325)

Dear Mr. Riedler and Ms. Zukin:

On behalf of iBio, Inc., a Delaware corporation (the “Company”), I am responding to your letter of November 5, 2010 regarding the above-captioned filing made by the Company (the “Preliminary Proxy”).

The Company proposes to revise the disclosure in the second paragraph of Proposal 3, on page 14 of the Preliminary Proxy, in response to the Staff’s comment. Below is the original language of this paragraph, followed by the Company’s proposed revision:

Original Language:

The additional shares of common stock that we are seeking authorization for may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable. These purposes may include, without limitation: raising capital through the sale of common stock; acquiring other businesses in exchange for shares of common stock; and attracting and retaining employees by the issuance of additional securities under our incentive compensation plan and other employee equity compensation arrangements.

Revised Language:

We do not have any plans, arrangements or understandings for the newly authorized but unissued shares that will be available following the increase in authorized shares.  However, the additional shares of common stock that we are seeking authorization for may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable. These purposes may include, without limitation: raising capital through the sale of common stock; acquiring other businesses in exchange for shares of common stock; and attracting and retaining employees by the issuance of additional securities under our incentive compensation plan and other employee equity compensation arrangements.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *      *

Kindly address any comments or questions that you may have concerning this letter to me at (212) 972-8882. The Company expected to file a definitive version of its proxy statement this coming Wednesday, November 10, to meet its planned annual meeting schedule, and we would therefore greatly appreciate an expedited review of the proposed revised disclosure.

Very truly yours,

/s/ Andrew Abramowitz

Andrew Abramowitz

cc:	Mr. Robert B. Kay